Contact

www.linkedin.com/in/shalini-sharp (LinkedIn)
www.agenusbio.com (Company)
www.ultragenyx.com (Company)

Top Skills

Biotechnology
Venture Capital
Pharmaceutical Industry

Shalini Sharp

Board Member at BeOne Medicines
Berkeley, California, United States

Summary

Biotech and nonprofit board member/advisor. Based in the SF Bay Area.

Experience

University of California, Berkeley, Haas School of Business
Professional Faculty
January 2026 - Present (6 months)

Iambic Therapeutics
Board Member
October 2025 - Present (9 months)

BeiGene
Board Member
September 2024 - Present (1 year 10 months)

Septerna
Board Member
February 2024 - Present (2 years 5 months)

Neurocrine Biosciences
Board Member
February 2020 - Present (6 years 5 months)

Organon
Board Member
May 2021 - Present (5 years 2 months)

Mahzi Therapeutics
Board Chair
January 2022 - Present (4 years 6 months)

Alameda County Community Food Bank
Board Member
October 2021 - Present (4 years 9 months)
Oakland, California, United States

Black Pine Circle School
Board Chair, Board Member
April 2016 - July 2024 (8 years 4 months)

Mirati Therapeutics
Board Member
March 2021 - January 2024 (2 years 11 months)

Sutro Biopharma, Inc.
Board Member
November 2018 - April 2023 (4 years 6 months)

TB Alliance
Board Member
January 2015 - December 2022 (8 years)
New York, NY

Precision BioSciences, Inc.
Board Member
December 2018 - June 2022 (3 years 7 months)

Panacea Acquisition Corp
Board Member
June 2020 - February 2021 (9 months)

Ultragenyx Pharmaceutical Inc.
EVP & Chief Financial Officer
May 2012 - October 2020 (8 years 6 months)
Novato, CA

Array BioPharma Inc.
Board Member
April 2017 - August 2019 (2 years 5 months)

Agenus

14 years 11 months

Board Member
May 2012 - June 2018 (6 years 2 months)
Lexington, MA

Chief Financial Officer
September 2006 - May 2012 (5 years 9 months)

Sr. Director, Strategic Planning/Corporate Development
August 2003 - August 2006 (3 years 1 month)

Elan Pharmaceuticals
Director, Strategic Planning
1998 - 2003 (5 years)

Goldman Sachs
Summer Associate
2000 - 2000 (less than a year)

McKinsey & Company
Business Analyst
1996 - 1998 (2 years)

Education

Harvard Business School
MBA, General Management · (September 1999 - June 2001)

Harvard College
AB, English and American Literature · (September 1992 - June 1996)